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SECURITIES AN ... ION

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11015317

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 24 2011
WASH. D.C.
211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2010** (MM/DD/YY) AND ENDING **DECEMBER 31, 2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **RAPHAEL ARYEH AND ASSOCIATES**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141-51 72ND CRESCENT
(No. and Street)

FLUSHING	**NEW YORK**	**11367**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAPHAEL ARYEH **718-263-4852**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

lcw 3/17

OATH OR AFFIRMATION

I, RAPHAEL ARYEH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or RAPHAEL ARYEH AND ASSOCIATES, as of DECEMBER 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Raphael Aryeh
Signature

GENERAL PARTNER
Title

Public Notary

February 11, 2011

GRIGORIY MULADZHANOV
Notary Public, State of New York
No. 01MU6140534
Qualified in Queens County
Commission Expires January 30, [illegible] 2014

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAPHAEL ARYEH AND ASSOCIATES

(A PARTNERSHIP)

FINANCIAL STATEMENTS

DECEMBER 31, 2010

RAPHAEL ARYEH AND ASSOCIATES

FINANCIAL STATEMENTS
For the year ended December 31, 2010

TABLE OF CONTENTS

Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Partners' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 7
Supplemental Information	
Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission	8
Computation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission	9
Computation for Determination of Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule Rule 15c3-3	10
Report on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission for Broker-Dealer claiming Exemption From SEC Rule 15c3-3	11 - 12

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

To the Partners'
Raphael Aryeh and Associates
Flushing, New York

We have audited the accompanying statements of financial condition of Raphael Aryeh and Associates as of December 31, 2010 and the related statements of operations, changes in partners' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidenced supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Raphael Aryeh and Associates as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on pages 8 and10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ohab and Company, PA

Maitland, Florida
February 14, 2011

RAPHAEL ARYEH AND ASSOCIATES

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Assets:		
Cash and cash equivalents	$	111,826
Investments		40,315
Commissions receivable		281
Prepaid expenses		880
Vehicle-net of accumulated depreciation		5,318
	$	158,620

LIABILITIES AND PARTNERS' EQUITY

Liabilities:		
Accrued expenses	$	3,794
		3,794
Partners' equity:		154,826
	$	158,620

The accompanying notes are an integral part of these financial statements.

RAPHAEL ARYEH AND ASSOCIATES

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2010

Revenues:		
Advisory fees	$	37,649
Commissions		25,937
Interest income		1,533
Unrealized gain in securities		2,350
Total revenues		67,469
Expenses:		
Pension		9,400
Property taxes		888
Regulatory fees and expenses		897
Rent		1,500
Telephone and communications		2,039
Other operating expenses		25,784
Total expenses		40,508
Net income	$	26,961

The accompanying notes are an integral part of these financial statements.

RAPHAEL ARYEH AND ASSOCIATES

STATEMENTS OF CHANGES IN PARTNERS' EQUITY
For the Year Ended December 31, 2010

	Partners' Equity
Balances, December 31, 2009	$ 127,571
Net income (loss)	26,961
Partner contributions	22,304
Partner distributions	(22,010)
Balances, December 31, 2010	$ 154,826

The accompanying notes are an integral part of these financial statements

RAPHAEL ARYEH AND ASSOCIATES

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010

Cash flows from operating activities:	
Net income	$ 26,961
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation	4,900
Unrealized gain on marketable securities	(2,350)
(Increase) decrease in:	
Commissions receivable	8,601
Increase (decrease) in:	
Accrued expenses	(323)
Net cash provided by operating activities	37,789
Cash flows from financing activities:	
Partner contributions	22,304
Partner distributions	(22,010)
Net cash provided by operating activities	294
Cash and cash equivalents at beginning of period	73,743
Cash and cash equivalents at end of period	$ 111,826

The accompanying notes are an integral part of these financial statements.

RAPHAEL ARYEH AND ASSOCIATES

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Raphael Aryeh & Associates (a partnership) ("the Company") is a broker-dealer, registered with the Securities Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in the state of New York in 1978.

The Company's business is limited to selling mutual funds on an application basis and/or selling variable life insurance or annuities.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2010, the Company had no uninsured cash balances.

Revenue and Cost Recognition

Revenue is recorded when commissions are earned and expenses are recorded as incurred.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company files its income tax returns as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss is included in the income tax returns of the individual partners. Accordingly, no provision is made for income taxes in the financial statements.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Vehicle

Vehicles are recorded at cost. Depreciation expense is recognized using the straight-line method over the estimated useful life of the vehicle.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2010, the Company had excess net capital of $142,389 and a net capital rate of 2.57 to 1.

Note 3 – Related Party

The Company had transactions with its general partner throughout the year. These transactions included contributions of capital, and charges for rent, utilities, vehicle and other expenses.

RAPHAEL ARYEH AND ASSOCIATES
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2010

Computation of basic net capital requirements:	
Total member's equity qualified for net capital	$ 154,826
Deductions:	
Non-allowable assets	
Commissions receivable	281
Prepaid expense	880
Vehicles-net of accumulated depreciation	5,318
Total non-allowable assets	6,479
Net capital before haircuts and securities positions	148,347
Haircuts:	
T-Bills positions	958
	958
Net capital	147,389
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($3,794)	
Minimum dollar net capital for this broker-dealer ($5,000)	
Net capital requirement (greater of above two requirements)	$ 5,000
Excess net capital	$ 142,389

There are no material discrepancies existing between the above computation and the computation included in the Company's corresponding unaudited Form 17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

RAPHAEL ARYEH AND ASSOCIATES
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a OF THE SECURITIES AND EXCHANGE COMMISSIONS
As of December 31, 2010

Total aggregate indebtedness:	
Accrued expenses	3,794
Aggregate indebtedness	$ 3,794
Ratio of aggregate indebtedness to net capital	2.57 to 1

RAPHAEL ARYEH AND ASSOCIATES

INFORMATION RELATING TO EXEMPTIVE PROVISION REQUIREMENTS UNDER SEC RULE 15c-3
As of December 31, 2010

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (i) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (i) of the Rule.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

**REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15C3-3**

To the Partners'
Raphael Aryeh and Associates
Flushing, New York

In planning and performing our audit of the financial statements of Raphael Aryeh and Associates (a partnership) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

Maitland, Florida
February 14, 2011

FORM X-17A-5

RECEIVED FEB 2 2011 SEC MAIL PROCESSING SECTION WASH. D.C. 211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
FOCUS REPORT
(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER

RAPHAEL ARYEH AND ASSOCIATES [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

141-51 72ND CRESCENT [20]

(No. and Street)

FLUSHING [21] NY [22] 11367 [23]

(City) (State) (Zip Code)

SEC. FILE NO.

8-35565 [14]

FIRM ID NO.

17858 [15]

FOR PERIOD BEGINNING (MM/DD/YY)

01/01/10 [24]

AND ENDING (MM/DD/YY)

12/31/10 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT [30]

(Area code) - Telephone No. [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT

[32] [34] [36] [38]

OFFICIAL USE

[33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 18 day of February 20 11

Manual Signatures of:

1) Raphael Aryeh

Principal Executive Officer or Managing Partner

2) ______

Principal Financial Officer or Partner

3) ______

Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
RAPHAEL ARYEH AND ASSOCIATES	N 3	[100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY)	12/31/10	[99]
SEC FILE NO.	8-35565	[98]
Consolidated		[198]
Unconsolidated	X	[199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 111,826 [200]		$ 111,826 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivables from non-customers	[355]	281 [600]	281 [830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	40,315 [424]		40,315 [850]
E. Spot commodities	[430]		
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	- [860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	5,318 [680]	5,318 [920]
11. Other assets	[535]	880 [735]	880 [930]
12. Total Assets	$ 152,141 [540]	$ 6,479 [740]	$ 158,620 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of 12/31/10

RAPHAEL ARYEH AND ASSOCIATES

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS
LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable		$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:				
A. Clearance account		[1114]	[1315]	[1560]
B. Other		[1115]	[1305]	[1540]
15. Payable to non-customers		[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value			[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other		3,794 [1205]	[1385]	3,794 [1685]
18. Notes and mortgages payable:				
A. Unsecured		[1210]		[1690]
B. Secured		[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			[1400]	[1710]
A. Cash borrowings:				
1. from outsiders	$ [970]			
2. Includes equity subordination (15c3-1(d)) of	$ [980]		[1410]	[1720]
B. Securities borrowings, at market value from outsiders	$ [990]			
C. Pursuant to secured demand note collateral agreements			[1420]	[1730]
1. from outsiders	$ [1000]			
2. includes equity subordination (15c3-1(d)) of	$ [1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
20. TOTAL LIABILITIES		$ 3,794 [1230]	$ [1450]	$ 3,794 [1760]

Ownership Equity		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners)	$ 154,826 [1020]	154,826 [1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 154,826 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 158,620 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
RAPHAEL ARYEH AND ASSOCIATES

as of 12/31/10

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 154,826	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			154,826	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 154,826	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 6,479	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities- proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(6,479)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 148,347	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	958	3734		
D. Undue concentration		3650		
E. Other (List)		3736	(958)	3740
10. Net Capital			$ 147,389	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	as of 12/31/10
RAPHAEL ARYEH AND ASSOCIATES	

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Item		Amount	Code
11. Minimum net capital required (6-2/3% of line 19)	$	253	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	142,389	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	141,389	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item		Amount	Code		Amount	Code
16. Total A.I. liabilities from Statement of Financial Condition				$	3,794	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	3,794	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	2.57	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Item		Amount	Code
22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

RAPHAEL ARYEH AND ASSOCIATES

For the period (MMDDYY) from 01/01/10 [3932] to 12/31/10 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 37,649	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions	37,649	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts	2,350	3952
4. Profits (losses) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services	25,937	3975
8. Other revenue	1,534	3995
9. Total revenue	$ 67,470	4030

EXPENSES

Item	Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers		4120
11. Other employee compensation and benefits		4115
12. Commissions paid to other brokers-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	897	4195
15. Other expenses	39,611	4100
16. Total expenses	$ 40,508	4200

NET INCOME

Item	Amount	Code
17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ 26,962	4210
18. Provision for Federal income taxes (for parent only)		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ 26,962	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal Income taxes and extraordinary items	1,086	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

RAPHAEL ARYEH AND ASSOCIATES

For the period (MMDDYY) from 01/01/10 to 12/31/10

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 127,571	4240
A. Net income (loss)			26,962	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$ 293	4272)	293	4270
2. Balance, end of period (from item 1800)			$ 154,826	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
RAPHAEL ARYEH AND ASSOCIATES

as of 12/31/10

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) .... $ ______ [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained .... X [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon ______ [4335] ______ [4570]

D. (k) (3) - Exempted by order of the Commission .... ______ [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ ______ [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

Raphael Aryeh & Associates
Profit & Loss
January through December 2010

	Jan - Dec 10
Ordinary Income/Expense	
Income	
IARD Income	37,648.67
Service Revenue	25,937.27
Total Income	63,585.94
Gross Profit	63,585.94
Expense	
Bank Service Charges	86.15
Business Promotion	1,817.25
Car/Truck Expense	
Auto Repairs & Maintenance	211.45
Gas	645.25
Parking & Tolls	1,053.65
Registration & License	64.25
Total Car/Truck Expense	1,974.60
Depreciation Expense	4,899.99
Dues and Subscriptions	81.20
Electric	1,060.13
Insurance	
Auto Insurance	1,053.80
General Liability Insurance	577.90
Professional Liability Ins	1,538.00
Total Insurance	3,169.70
Office Equipment	149.57
Office Supplies	302.39
Pension - SEP	9,400.00
Postage and Delivery	70.78
Printing and Reproduction	1,560.60
Professional Fees	
Accounting Fees	2,686.66
Total Professional Fees	2,686.66
Regulatory fees	897.00
Rent	1,500.00
Repairs	
Equipment Repairs	800.00
Home Office Repairs/Maintenance	1,405.50
Total Repairs	2,205.50
Taxes	
Property Taxes	887.90
Water	98.35
Total Taxes	986.25
Telephone and Fax	
Dish Network	549.89

Raphael Aryeh & Associates
Profit & Loss
January through December 2010

	Jan - Dec 10
Telephone and Fax - Other	1,489.37
Total Telephone and Fax	2,039.26
Travel & Entertainment	
Travel	5,620.73
Total Travel & Entertainment	5,620.73
Total Expense	40,507.76
Net Ordinary Income	23,078.18
Other Income/Expense	
Other Income	
Interest Income	1,533.92
Unrealized Gain/Loss	2,350.00
Total Other Income	3,883.92
Net Other Income	3,883.92
Net Income	26,962.10

Raphael Aryeh & Associates
Balance Sheet
As of December 31, 2010

	Dec 31, 10
ASSETS	
Current Assets	
Checking/Savings	
Citi - Checking	6,659.62
Citi - Day to Day	105,165.92
Total Checking/Savings	111,825.54
Accounts Receivable	
Accounts Receivable	281.46
Total Accounts Receivable	281.46
Other Current Assets	
Prepaid Expenses	880.00
Treasury Bills - Cost	
Change in Market Value	7,091.89
Treasury Bills - Cost - Other	33,223.11
Total Treasury Bills - Cost	40,315.00
Total Other Current Assets	41,195.00
Total Current Assets	153,302.00
Fixed Assets	
Building Improvements	
A/D - Building Improvements	-2,407.50
Building Improvements - Other	2,407.50
Total Building Improvements	0.00
Vehicle	
A/D - Vehicle	-17,959.95
Vehicle - Other	23,277.51
Total Vehicle	5,317.56
Total Fixed Assets	5,317.56
TOTAL ASSETS	158,619.56
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Accrued expenses	1,137.50
Total Other Current Liabilities	1,137.50
Total Current Liabilities	1,137.50
Long Term Liabilities	
Reserve for Eventuality	2,656.57
Total Long Term Liabilities	2,656.57

Raphael Aryeh & Associates
Balance Sheet
As of December 31, 2010

	Dec 31, 10
Total Liabilities	3,794.07
Equity	
Partner's Net Worth - PA	8,314.98
Partner's Net Worth - RA	
Drawings	-111,191.33
Partner's Net Worth - RA - Other	62,575.98
Total Partner's Net Worth - RA	-48,615.35
Retained Earnings	168,163.76
Net Income	26,962.10
Total Equity	154,825.49
TOTAL LIABILITIES & EQUITY	158,619.56

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 2010 [8004]
or if less than 12 months

Report for the period beginning ________ [8005] and ending ________ [8006]
MM DD YY MM DD YY

SEC FILE NUMBER
8-35565 [8011]

1. NAME OF BROKER DEALER

RAPHAEL ARYEH AND ASSOCIATES [8020] N 9

OFFICIAL USE ONLY

Firm No M M Y Y

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

NAME : ________ [8053]
NAME : ________ [8054]
NAME : ________ [8055]
NAME : ________ [8056]

OFFICIAL USE ONLY [8057] [8058] [8059] [8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers:
(enter applicable code: 1=Yes 2=No) 1 [8073]

4. Respondent is registered as a specialist on a national securities exchange:
(enter applicable code: 1=Yes 2=No) 2 [8074]

5. Respondent makes markets in the following securities:
(a) equity securities . . . . . (enter applicable code: 1=Yes 2=No) 2 [8075]
(b) municipals . . . . . (enter applicable code: 1=Yes 2=No) 2 [8076]
(c) other debt instruments . . . . . (enter applicable code: 1=Yes 2=No) 2 [8077]

6. Respondent is registered solely as a municipal bond dealer:
(enter applicable code: 1=Yes 2=No) 2 [8078]

7. Respondent is an insurance company or an affiliate of an insurance company:
(enter applicable code: 1=Yes 2=No) 2 [8079]

8. Respondent carries its own public customer accounts:
(enter applicable code: 1=Yes 2=No) 2 [8084]

9. Respondent's total number of public customer accounts:
(carrying firms filing X-17A-5 Part II only)
(a) Public customer accounts . . . . . 0 [8080]
(b) Omnibus accounts . . . . . 0 [8081]

10. Respondent clears its public customer and/or proprietary accounts:
(enter applicable code: 1=Yes 2=No) 2 [8085]

FOCUS REPORT
Schedule I
page 2

11. Respondent clears its public customer accounts in the following manner:

(enter a "1" in appropriate boxes)

(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing		8087
(c) Omnibus		8088
(d) Introducing		8089
(e) Other		8090
If Other please describe:		
(f) Not applicable	1	8091

12.(a) Respondent maintains membership(s) on national securities exchanges(s):

(enter applicable code 1=Yes 2=No)	2	8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(enter a "1" in appropriate boxes)

(1) NYSE AMEX, LLC		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

(a) Number of full-time employees	2	8101
(b) Number of full-time registered representatives employed by respondent included in 13(a)	0	8102

14. Number of NASDAQ stocks respondent makes market	0	8103
15. Total number of underwriting syndicates repondent was a member	0	8104

Carrying or clearing firms filing X-17A Part II)

16. Number of respondent's public customer transactions: Actual		8105
Estimate		8106
(a) equity securities transactions effected on a national securities exchange	0	8107
(b) equity securities transactions effected other than on a national securities exchange	0	8108
(c) commodity, bond, option and other transactions effected on or off a national securities exchange	0	8109

FOCUS REPORT
Schedule I
page 3

17. Respondent is a member of the Securities Investor Protection Corporation
(enter applicable code 1=Yes 2=No) [1] 8111

18. Number of branch offices operated by respondent .... [0] 8112

19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with , a U.S. bank (enter applicable code 1=Yes 2=No) .... [2] 8130

(b) Name of parent or affiliate ____________________ 8131

(c) Type of institution ____________________ 8132

20. Respondent is an affiliate or subsidary of a foreign broker-dealer or bank
(enter applicable code 1=Yes 2=No) [2] 8113

21. (a) Respondent is a subsidary of a registered broker-dealer
(enter applicable code 1=Yes 2=No) [2] 8114

(b) Name of parent ____________________ 8116

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer
(enter applicable code 1=Yes 2=No) [2] 8115

23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations:
(enter applicable code 1=Yes 2=No)* [2] 8117

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period................ $ [0] 8118

*Required in any Schedule I filed for the calendar year 1978 and succeeding years

FINRA Miscellaneous Information

Annual Municipal Income $ [0] 8151